November 8, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian, Accounting Branch Chief Laura Veator, Staff Accountant

Re:	Facebook, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed January 28, 2016 Form 10-Q for the Quarter Ended June 30, 2016 Filed July 28, 2016 File No. 001-35551

Ladies and Gentlemen:

In your letter dated October 25, 2016 (the “Staff Comment Letter”), you requested that Facebook, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on November 8, 2016, on behalf of the Company, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the three months ended September 30, 2016, the Company confirms that it will file a response by November 18, 2016.

Thank you for your consideration. Please do not hesitate to contact me at (650) 335-7631 if you have any questions.

Sincerely,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:

David M. Wehner, Chief Financial Officer

Colin S. Stretch, Vice President, General Counsel

David W. Kling, Vice President, Deputy General Counsel and Corporate Secretary

Michael L. Johnson, Deputy General Counsel and Assistant Secretary

Facebook, Inc.